UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 7 )*

Under the Securities Exchange Act of 1934

NORTH AMERICAN ENERGY PARTNERS INC.
(Name of Issuer)

COMMON STOCK (NO PAR VALUE)
(Title of Class of Securities)

656844107
(CUSIP Number)

Philip A. Falcone Chief Executive Officer 450 Park Avenue, 27th Floor New York, New York 10022 (212) 906-8555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 656844107	Page 1 of 6

1	NAME OF REPORTING PERSON Harbinger Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,032,322
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,032,322
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,032,322
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 656844107	Page 2 of 6

1	NAME OF REPORTING PERSON Philip Falcone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,032,322
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,032,322
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,032,322
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 656844107	Page 3 of 6

Item 1.  Security and Issuer.

This Amendment No. 7 to Schedule 13D is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on June 27, 2011, as amended by Amendment No. 1 filed on July 22, 2011, Amendment No. 2 filed on August 8, 2011, Amendment No. 3 filed on August 18, 2011, Amendment No. 4 filed on August 31, 2011, Amendment No. 5 filed on September 21, 2011 and Amendment No. 6 filed September 30, 2011 (as amended, the “Schedule 13D”) with respect to the shares of Common Stock, no par value per share (the “Shares”), of North American Energy Partners Inc., a Canadian corporation (the “Issuer”). The principal executive offices of the Issuer are located at Zone 3 Acheson Industrial Area, 2-53016 Highway 60,  Acheson, Alberta, Canada T7X-5A7.

Item 2.  Identity and Background.

Paragraphs (a), (b) and (f) of Item 2 are hereby amended and restated as follows:

“(a-c, f) This Schedule 13D is being filed by Harbinger Group Inc., a Delaware corporation (“HGI”) and Mr. Philip Falcone (together with HGI, the “Reporting Persons”), with respect to the Shares reported herein that may be deemed to be beneficially owned by the Reporting Persons.  The Shares reported in this Schedule 13D are held in the name of HGI Funding, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of HGI (“HGI Funding”).  The information required by General Instruction C to Schedule 13D with respect to (i) the executive officers and directors of HGI (except for Mr. Falcone who is a Reporting Person) is listed on Schedule A hereto and (ii) each person controlling HGI is listed on  Schedule B hereto (the persons identified in clause (i) and (ii), the “Instruction C Persons”, and together with the Reporting Persons, the “Harbinger Persons”).  HGI is a holding company and its principal business address is 450 Park Avenue, 27th Floor, New York, NY 10022.  Mr. Falcone is the President, Chief Executive Officer and Chairman of the Board of Directors of HGI.  Mr. Falcone’s relationship with the Instruction C Persons is described in Schedule B hereto.”

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The funds used for the purchase of the Shares were derived from general working capital, which may have included margin account borrowings made in the ordinary course of  business.  In such instances, the positions held in the margin accounts may be pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time.  Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein. A total of approximately $1,453,253 was paid (excluding commissions) to acquire the aggregate of 259,112 Shares acquired by the Reporting Persons since the filing of the last report.”

CUSIP No. 656844107	Page 4 of 6

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following as the last paragraph thereof:

“On April 24, 2012, the Issuer announced that Mr. Carl F. Giesler, Jr., an employee of HGI, was appointed as a director of the Issuer.  In connection with this appointment, Mr. Giesler entered into an indemnification agreement and consent with the Issuer.”

Item 5.  Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

“References to percentage ownerships of Shares in this Schedule 13D are based upon the 36,251,006 Shares stated to be outstanding by the Issuer in its Notice of Special Meeting and Management Information Circular dated March 7, 2012.  The Shares reported in this Schedule 13D are held in the name of HGI Funding. Other than any beneficial ownership which may be deemed to exist as a result of the relationships among the Harbinger Persons discussed herein (which beneficial ownership is disclaimed), the Instruction C Persons do not beneficially own any Shares.

(a, b) As of the date hereof, HGI may be deemed to be the beneficial owner of 7,032,322 Shares, constituting 19.4% of the outstanding Shares.

HGI has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,032,322 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,032,322 Shares.

CUSIP No. 656844107	Page 5 of 6

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 7,032,322 Shares, constituting 19.4% of the outstanding Shares.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,032,322 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,032,322 Shares.

(c) There have been no transactions in the Shares that have been effected by the Reporting Persons during the past 60 days.”

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        No material change.

Item 7.   Material to be Filed as Exhibits.

Exhibit Q:	Joint Filing Agreement

CUSIP No. 656844107	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER GROUP INC.
By:	/s/ Philip A. Falcone
	Name:	Philip A. Falcone
	Title:	Chief Executive Officer

/s/ Philip A. Falcone
Philip A. Falcone

April 24, 2012

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

Schedule A

Executive Officers and Directors of HGI

Name	Business Address	Citizenship	Principal Occupation
Thomas A. Williams	450 Park Avenue, 27th Floor, New York, NY 10022	U.S.	Executive Vice President, Chief Financial Officer
Richard H. Hagerup	450 Park Avenue, 27th Floor, New York, NY 10022	U.S.	Interim Chief Accounting Officer
Lap Wai Chan	450 Park Avenue, 27th Floor, New York, NY 10022	U.S.	Director
Thomas Hudgins	450 Park Avenue, 27th Floor, New York, NY 10022	U.S.	Director
Robert Leffler, Jr.	450 Park Avenue, 27th Floor, New York, NY 10022	U.S.	Director
Keith Hladek	450 Park Avenue, 27th Floor, New York, NY 10022	U.S.	Director
Robin Roger	450 Park Avenue, 27th Floor, New York, NY 10022	U.S.	Director
David Maura	450 Park Avenue, 27th Floor, New York, NY 10022	U.S.	Director, Executive Vice President
Omar Asali	450 Park Avenue, 27th Floor, New York, NY 10022	U.S.	Director, President

Schedule B

HGI Controlling Persons

Name	Business Address	Citizenship	Principal Occupation
Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”)	c/o International Fund Services (Ireland) Limited, 78 Sir John Rogerson’s Quay, Dublin 2, Ireland	Cayman Islands	Investment Vehicle
Harbinger Capital Partners LLC (“Harbinger LLC”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Investment Manager of the Master Fund
Harbinger Holdings, LLC (“Harbinger Holdings”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Manager of Harbinger LLC, Managing Member of HCPSS (as defined below)
Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Fund”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Investment Vehicle
Harbinger Capital Partners Special Situations GP, LLC (“HCPSS”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	General Partner of the Special Fund
Global Opportunities Breakaway Ltd. (the “Global Fund”)	c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, Cayman Islands KY1-1104	Cayman Islands	Investment Vehicle
Harbinger Capital Partners II LP	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Investment Manager of the Global Fund
Philip Falcone	450 Park Avenue, 30th Floor, New York, NY 10022	U.S.	Managing Member of Harbinger Holdings, Portfolio Manager of the Master Fund, Portfolio Manager of the Special Fund